SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

DIRECT DIAL +44 20 7519-7025 DIRECT FAX +44 20 7072-7025 EMAIL ADDRESS LORENZO.CORTE@SKADDEN.COM	40 BANK STREET CANARY WHARF LONDON E14 5DS TEL: +44 20 7519-7000 FAX: +44 20 7519-7070 www.skadden.com July 12, 2021

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U.S. Securities and Exchange Commission

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RE: Stevanato Group S.p.A.

        Registration Statement on Form F-1

        Filed June 21, 2021 and amended on July 7, 2021

        CIK No. 0001849853

Dear Sir or Madam:

On behalf of Stevanato Group S.p.A. (the “Company,” “we” or “our”), we have publicly filed today a second amendment on Form F-1/A (the “Second Amendment”) to the Registration Statement first publicly filed on June 21, 2021 (the “Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated July 9, 2021, concerning the above Registration Statement on Form F-1 first amended on July 7, 2021 by way of Form F-1/A.

The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Second Amendment, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Registration Statement.

U.S. Securities and Exchange Commission

July 12, 2021

General

1.

We note that you reference class A multiple voting shares and special shares of category “A” that you refer to as “A Shares”. You appear to use the terms interchangeably. Your Articles of Association refers to your multiple voting shares as Class A Shares. Please revise your disclosure to clarify each of your different securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure – with particular reference to the terms used to reference its securities – to clarify each of its different securities.

Supply Chain, page 111

2.	Please revise to disclose the material terms of the agreements, including the term and termination provisions of your supply agreements with Schott and NEG.

Response: In response to the Staff’s comment, the Company has revised page 112 of the Second Amendment to provide the additional information requested concerning the agreements disclosed.

Exhibit 5.1, page II-4

3.

We note that the opinion states that the Shares are to be offered by the company are “fully paid in accordance with applicable laws.” While we would not object if counsel assumes that the registrant will receive the required consideration, it is unclear what it means to be “in accordance with applicable laws.” Please revise. See Section B(1)(a) of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: In response to the Staff’s comment, the opinion has been revised to remove the phrase “in accordance with applicable laws” to render the notion that the Company shares are fully paid clearer (also in compliance with Section B(1)(a) of Staff Legal Bulleting No. 19 dated October 14, 2011).

4.

We note the last sentence of the opinion states it may not be “relied upon by any person or be used for any other purpose, without our prior written consent in each instance.” Purchasers of the securities in the offering are entitled to rely on the opinion. Please revise. See Section B(3)(d) of Staff Legal Bulletin No. 19, October 14, 2011.

Response: In response to the Staff’s comment, the opinion has been revised accordingly (also in compliance with Section B(3)(d) of Staff Legal Bulletin No. 19, October 14, 2011).

*     *     *

U.S. Securities and Exchange Commission

July 12, 2021

Please contact Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Lorenzo Corte

Lorenzo Corte

cc: Marco Dal Lago

Stevanato Group S.p.A.

Ompi of America, Inc.

cc: Sandro de Bernardini

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Giuseppe Giovinazzi, Maurizio Rubinato

EY S.p.A.

cc: M. Ryan Benedict, Gregory P. Rodgers

Latham & Watkins LLP